Clean Energy Special Situations Corp.

12600 Hill County Blvd.

Suite R-275

Austin, Texas 78738

March 6, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacie Gorman and Dorrie Yale

Re:	Clean Energy Special Situations Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 3, 2025

File No. 001-40757

Ladies and Gentlemen:

We hereby submit the responses of Clean Energy Special Situations Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 5, 2025, providing the Staff’s comments with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Risk Factors

We have failed to timely file certain periodic reports ..., page 6

1.	We acknowledge your revised disclosures in response to prior comment 1. We note your revised disclosure indicates that you need to obtain "additional funding, including potential loans from [your] Sponsor, to complete the preparation and filing of [your Exchange Act] reports." Please expand your disclosure to discuss whether there is also a risk that you will not be able to file your Exchange Act reports in 2025, and any effect the lack of these Exchange Act reports from 2024 and, to the extent applicable, 2025, may have on your ability to complete an initial business combination.

Response: We have revised the risk factor as follows in response to the Staff’s comment:

“We have failed to timely file certain periodic reports with the SEC. Our failure to timely file required reports may adversely impact our ability to complete a business combination and could result in SEC enforcement actions or stockholder lawsuits.

We have not filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, nor have we filed any Quarterly Reports on Form 10-Q during 2024. Additionally, we did not file Forms 12b-25 regarding the late filings of any Form 10-Qs in 2024. As a result, we are currently not in compliance with our SEC periodic reporting requirements under Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The primary reason for our failure to file these reports is due to a lack of funding. We will require additional funding, including potential loans from the Sponsor, to complete the preparation and filing of these delinquent reports. Although we are in discussions with the Sponsor and certain third-parties to obtain financing, there is no assurance that we will be able to secure such financing on acceptable terms or at all. If we do not obtain additional funding, we will not be able to file our delinquent 2024 reports and we will also not be able to file our periodic reports in 2025. We do not anticipate filing any periodic reports in 2025 until we obtain additional funding and file all delinquent reports for 2024.

We do not believe that we will be able to complete an initial business combination until all delinquent reports are filed, as we anticipate that any potential business combination targets will require us to be in compliance with our reporting obligations under the Exchange Act. Accordingly, we believe that completing these delinquent filings will delay the closing of an initial business combination, thereby increasing the risk of liquidation and the return of funds held in our trust account to public stockholders.

Our failure to timely file periodic reports with the SEC could also subject us to enforcement action by the SEC and stockholder lawsuits and could eventually result in the revocation or suspension of the registration of our securities under the Exchange Act and/or regulatory sanctions from the SEC, any of which could have a material adverse impact on our operations and your investment in our common stock. Additionally, our failure to file our periodic reports has resulted in investors not receiving adequate information regarding the Company with which to make investment decisions. As a result, investors may not have access to current or timely financial information about the Company.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Clean Energy Special Situations Corp.

By:	/s/ Raghu Kilambi
Raghu Kilambi
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.